U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

      NOTIFICATION OF LATE FILING              SEC FILE NUMBER 0-19196

                                  CUSIP NUMBER
                                   150924504

[ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[x] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For Period Ended:   09/30/02

Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Full Name of Registrant: Celebrity Entertainment, Inc.
Former Name if Applicable: Celebrity Resorts, Inc.
Address of Principal Executive Office (Street and Number):
214 Brazilian Ave., Suite 260
City, State and Zip Code: Palm Beach, FL 33480

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)
[ x ]  (a) The reasons described in reasonable detail in
Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Information for details of financial statements was not available.

(Attach Extra Sheets if Needed)

Part IV--Other Information

(1)  Name and telephone number of person to contact in regard to this notification:
J. William Metzger (561) 	309-3169
(Name) 		(Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes   [x] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant will report no revenues for the nine-month periods ended September 30, 2002 and 2001 respectively. Net loss for the first nine months of 2002 was approximately $7,955 compared with a net loss of $15,185 for the same period in 2001, in connection with administrative costs and overhead expenses.

Celebrity Entertainment, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2002
By: /s/ J. William Metzger
                J. William Metzger
		Executive Vice President